UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya Pituach, PO Box 4033, Herzliya 46140, Israel.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 24, 2010 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Presents Its Translated From Hebrew Financial Statements as of September 30, 2010

Attached hereto is an English translation (from Hebrew) of our interim financial statements and additional information as submitted on Tel Aviv Stock Exchange. The following documents are included:

A.	Board of Directors' Report on the Corporation's Business Position as of September 30, 2010.

B.	Interim consolidated Financial Statements as of September 30, 2010.

C.	Separate Financial Information as of September 30, 2010, in Accordance With Regulation 38d To The Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE COMPANY'S STATE OF AFFAIRS

AS OF SEPTEMBER 30, 2010

The board of directors of XTL Biopharmaceuticals Ltd. ("the Company") hereby presents the Company directors' report for the nine and three months ended September 30, 2010.

The data presented in this report relate to the Company and its subsidiaries on a consolidated basis ("the Group"), unless explicitly stated otherwise.

The directors' report contains, among other things, a brief description of the Company's business, its financial position, an analysis of operating results and their effect of events during the reported period on the data in the consolidated financial statements of the Company as of September 30, 2010 ("the financial statements"). The directors' report was prepared based on the assumption that the directors' report for the year ended December 31, 2009 is also available to the reader. It should be noted that the financial statements include a "going concern" warning as detailed in paragraph 1.3.4 below.

1.	PART 1 - THE BOARD OF DIRECTORS' EXPLANATIONS FOR THE STATE OF THE CORPORATION'S BUSINESS

1.1	A brief description of the Company's business

The Company develops drugs, among other things, for the treatment of unmet of unmet medical needs as well as improvement of existing medical treatment and business ventures in the medical realm. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The Company owns 100% of the share capital of Xtepo Ltd. ("Xtepo") as well as 100% of the share capital of an American company, XTL Biopharmaceuticals Inc. ("XTL Inc.") which was incorporated pursuant to the laws of the State of Delaware, U.S. in 1999.

As of the date of the approval of these financial statements, the Company has commenced the preparations for adopting the EPO drug Phase 2 clinical trial development plan for treating cancer patients with multiple myeloma.

The Company also has certain rights based on milestones in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"). Presidio is a U.S. private biotech company.

The Company's subsidiaries are as follows:

Xtepo - an Israeli privately-held company incorporated in Israel in November 2009 by Bio-Gal Ltd.'s shareholders for the execution of the Bio-Gal transaction (see 1.2 below) and which holds the exclusive license to use a patent of the recombinant EPO drug for treating cancer patients with multiple myeloma.

XTL Inc. was engaged in drug development and business ventures in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated under the laws of the State of Delaware, U.S. in 2007 and was engaged in the development of a drug for the treatment of diabetic neuropathic pain ("Bicifadine") until November 18, 2008, on which date the Group announced that the endpoints of the Phase 2b clinical trial of Bicifadine had not been achieved and therefore it was discontinuing the drug's development.

The Group has one operating segment.

The Company is publicly traded on the Tel-Aviv Stock Exchange and in the regulatory framework of the Pink Sheets in the U.S. using the Company's American Depositary Receipts ("ADRs").

1.2	Significant events during the reported period

•
In furtherance to the discussed in the Directors' Report as of December 31, 2009, on August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, signing an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to Articles 104b(f), 103c and 103t to the Income Tax Ordinance (Revised), 1961.

The agreement with the Israeli Tax Authority was signed on July 15, 2010, based on understandings reached with the Israeli Tax Authority which was approved by the Company, Xtepo, Bio-Gal and their shareholders (see also Note 1b to the financial statements).

Following the closing of the transaction, the Company recognized in its accounts for the third quarter of 2010 an intangible asset representing the exclusive license to use a patent of recombinant EPO drug for the treatment of multiple myeloma as well as all the research and accumulated know-how underlying the patent in a total of approximately $ 2.3 million, based on its fair value upon the date of initial recognition on August 3, 2010, and this based on an independent external valuation. Further, after closing, Xtepo received an amount of approximately $ 1.5 million in its account.

•
On January 26, 2010, the Company's board of directors approved to allocate 100,000 stock options to an employee of the Company. The stock options are exercisable into 100,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.1 per stock option. Pursuant to the guidance of IFRS 2 and using the Black & Scholes model, the fair value of all stock options on the date when the board of directors accepted its decision was approximately $ 10 thousand. The option exercise term is for a maximum period of 10 years from the grant date. The options are exercisable in equal installments at the end of every calendar quarter from the date of allocation over a three-year period.

•
On March 2, 2010, an extraordinary meeting of the shareholders approved the Bio-Gal transaction and the share swap according to the transaction outline signed between the parties on December 31, 2009 and issued to the public on January 14, 2010. As for the completion of the transaction, see later in this chapter "significant events during the period", below.

•	On March 2, 2010, the annual general meeting of the Company's shareholders was convened and approved the following issues:

1.
Reappoint auditors - approved to reappoint the accounting firm Kesselman & Kesselman (PwC Israel) as the Company's auditors for 2009 and authorized the Company's board of directors to determine their fees.

2.
Reappoint directors - approved to reappoint Messrs. Mark Allouche, Amit Yonay, Boaz Shweiger and David Grossman as directors in the Company until the next annual meeting, as well as to grant each of the directors 150,000 registered unquoted options (except Mr. David Grossman who also acts as the Company's CEO) exercisable into 150,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.298 per stock option. Pursuant to the guidance of IFRS 2 and using the Black & Scholes model, the fair value of all stock options on the date of the approval of the Company's general meeting was approximately $ 36 thousand. The option exercise term is for a maximum period of 10 years from the grant date in such a manner that 33.33% of the stock options become exercisable immediately upon grant and the remaining 66.67% of the stock options are exercisable in equal monthly installments from the date of allocation over a period of 24 months. On November 22, 2010, Mr. Shweiger ceased his directorship in the Company, 63,699 of the total options that were granted to him as mentioned-above, were forfeited in accordance.

3.
Subject to the completion of the Bio-Gal transaction, which was closed on August 3, 2010, the employment terms of Mr. David Grossman as the Company's CEO and director were approved as well as the grant of 1,610,000 registered unquoted options exercisable into 1,610,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.075 per stock option. Pursuant to the guidance of IFRS 2 and using the Black & Scholes model, the fair value of all stock options on the date of the approval of the Company's general meeting was approximately $ 133 thousand. The option exercise term is for a maximum period of 10 years from the grant date in such a manner that 33.33% of the stock options become exercisable immediately upon grant and the remaining 66.67% of the stock options are exercisable in equal monthly installments from the date of the approval of the Board (January 18, 2010) over a period of 24 months.

The Company also committed to supplement for the difference between the par value of the share and the exercise price under this plan on the actual date of exercise by transferring amounts from share premium to share capital.

•
In March 2010, the Company terminated the license agreement with DOV Pharmaceutical Inc. in the issue of the Bicifadine drug and all the rights under the agreement were reverted to DOV Pharmaceutical Inc. in coordination with it.

•
On August 27, 2010, the Company's board of directors approved the employment agreement of Prof. Moshe Mittelman as a senior officer - Medical Director of the development plan of the recombinant EPO for treating multiple myeloma. It also approved to allocate 640,000 (unregistered) stock options exercisable into 640,000 Ordinary shares of NIS 0.1 par value each for an exercise increment of NIS 0.1 per stock option. According to the Black & Scholes model, the fair value of all stock options on the date when the board of directors accepted its decision was approximately $ 50 thousand. The option exercise term is for a maximum period of 10 years from the grant date in such a manner that the stock options are exercisable in equal monthly installments from the record date over a period of 24 months. Upon the commencement of a Phase 2 clinical trial (first-in-man), Prof. Moshe Mittelman will be entitled to exercise 50% of the unvested options on that date and, in addition, upon the termination by the Company with no cause, he will be entitled to exercise 25% of the unvested options until the date of the said termination.

•
On September 1, 2010, the Company and Yeda Research and Development Co. Ltd. ("Yeda") entered into a purchase agreement of an exclusive right to examine a medical technology in the field of the immune system. Under the agreement, the Company purchased this right to examine the medical technology for a 15-month period in consideration of $ 120 thousand payable at the Company's sole discretion in cash or by issuance of options with equivalent value in lieu of that payment 12 months after the date of the closing of the agreement and up to 2% of the issued and outstanding share capital of the Company on a fully diluted basis at the date of such allocation. In the event of raising by a prospectus to the public of more than $ 2 million, the Company is obligated to settle the payment in cash. Yeda is entitled to cancel this agreement 12 months after its closing should the Company not raise funds in a minimal amount of $ 1.5 million from any source whatsoever. Upon the Company's decision to exercise its right to attain such medical technology, it should give notice to Yeda and thereafter the Company and Yeda shall sign a license agreement according to the customary terms at Yeda less 15% of the market price for such license as customary at Yeda.

•
On September 19, 2010, the Company received from its patent attorney a notice that the Canadian Patent Office approved the Company a patent which grants exclusive right to use the recombinant EPO drug for treating cancer patients with multiple myeloma until 2019 and this besides the existing patents that are registered in the territories and states of the U.S., Europe, Israel, Hong-Kong and Japan.

This approval is the last one in the Company's list of requests for patents in connection with this drug.

1.3	The financial position, operating results, liquidity and financing resources

1.3.1	Financial position

Balance sheet highlights (U.S. dollars in thousands)

	September 30, 2010		December 31, 2009
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet
	$000		$000

Total balance sheet	3,995	100%	715	100%
Equity	3,108	78%	7	1%
Current assets	1,396	35%	557	78%
Restricted deposits (long term)	20	1%	-	0%
Fixed assets	15	0%	23	3%
Intangible assets	2,564	64%	-	0%
Other investments	-	0%	135	19%
Short-term liabilities	887	22%	708	99%

Equity

The Company's equity as of September 30, 2010 was approximately $ 3,108 thousand, an increase of approximately $ 3,101 thousand from December 31, 2009, representing 78% of total balance sheet compared to 1% of total balance sheet as of December 31, 2009. The increase in equity was primarily a result of issuance of 133,063,688 shares on August 3, 2010, under the Bio-Gal transaction less the loss in that period.

Assets

Total current assets as of September 30, 2010 was approximately $ 1,396 thousand, an increase of approximately $ 839 thousand (151%), compared to approximately $ 557 thousand as of December 31, 2009. The change was primarily a result of increase in the Group's balances of cash and cash equivalents after raising $ 1.5 million under the Bio-Gal transaction less negative cash flows from operating activities.

The Group's balance of cash and cash equivalents as of September 30, 2010 was approximately $ 1,377 thousand, an increase of approximately $ 965 thousand (234%), compared to cash balance of approximately $ 412 thousand as of December 31, 2009.

Total fixed assets as of September 30, 2010 was approximately $ 15 thousand compared to approximately $ 23 thousand as of December 31, 2009, with no material changes.

The balance of intangible assets as of September 30, 2010, which was approximately $ 2,564 thousand is mainly composed of the acquisition of the exclusive license to use a patent of recombinant EPO drug for treating multiple myeloma under the Bio-Gal transaction, which was closed on August 3, 2010, as above, including costs involved in the Bio-Gal transaction of approximately $ 187 thousand which were capitalized upon closing, compared to other investments of approximately $ 135 thousand as of December 31, 2009, originating from the capitalization of costs involved in the Bio-Gal transaction.

Liabilities

The carrying amount of trade payables as of September 30, 2010 totaled approximately $ 200 thousand, compared to approximately $ 192 thousand as of December 31, 2009, an increase of about 4%, with no material changes.

The carrying amount of accounts payable as of September 30, 2010 totaled approximately $ 687 thousand compared to approximately $ 516 thousand as of December 31, 2009, an increase of 33%. The growth in liability is mainly a result of increase in accrued expenses to service providers in connection with the Bio-Gal transaction and increase in the liability to pay to the Company's CEO his salary for the last nine months (his employment was dependent upon the completion of the Bio-Gal transaction which was closed on August 3, 2010).
Total current liabilities to suppliers, service providers and other accounts payable to September 30, 2010, totaled at approximately $ 887 thousand.

1.3.2	Analysis of operating results

Condensed statements of income (U.S. dollars in thousands)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	$000

General and administrative expenses	948	*) (2,729)	296	130	*) (2,429)
Other gains (losses), net	-	144	-	144	139

Operating income (loss)	(948)	2,873	(296)	14	2,568
Financial income (expenses), net	6	2	6	(5)	(4)

Income (loss) before taxes on income	(942)	2,875	(290)	9	2,564
Tax benefit	-	-	-	-	23

Net income (loss) for the period attributable to equity holders of the Company	(942)	2,875	(290)	9	2,587

*)	During 2009, the expenses recognized were lower by approximately $ 4.1 million due to forfeiture of performance-based options of the former chairman and former CEO of the Company.

It is indicated that on August 3, 2010, the Company closed the Bio-Gal transaction and commenced preparation to implement the development program of Phase 2 clinical trial in the EPO drug for treating cancer patients with multiple myeloma.

General and administrative expenses

General and administrative expenses in the nine and three months ended September 30, 2010 totaled approximately $ 948 thousand and $ 296 thousand, respectively compared to negative expenses (income) of $ 2,729 thousand and expenses of $ 130 thousand in the corresponding periods last year.

The increase in expenses was due mainly to the following reasons:

In the first half of 2009, the Company recorded a decrease in general and administrative expenses following a reversal of expenses from previous years in respect of options of the former chairman and former CEO of the Company because the terms of the options were not met. The effect of the options which were forfeited immediately after their departure amounted to approximately $ 4.1 million. General and administrative expenses in the nine months ended September 30, 2009 less the effect of the reverse of expenses in respect of options of the former chairman and former CEO of the Company totaled approximately $ 1,372 thousand, compared to approximately $ 948 thousand in the current period of nine months, a decrease of approximately $ 424 thousand (31%) which mainly arises from the decrease in salary expenses following downsizing steps in the Company, decrease in office rent expenses (termination of the U.S. office lease contract and reduction of the Company's offices in Israel) and decrease in the Company's operating expenses as part of the reorganization plan performed by the Company immediately after announcing the failure to achieve the Bicifadine drug clinical trial endpoints at the end of 2008, as described in Note 1 to the financial statements.

Other gains (losses), net

The Company did not derive (incur) any other gains (losses) in the nine and three months ended September 30, 2010. In the nine and three months ended September 30, 2009, the Company derived other income of approximately $ 144 thousand which originated from a compromise settlement entered into with different suppliers regarding past debts.

Financial income

Financial income in the nine and three months ended September 30, 2010 totaled approximately $ 6 thousand for both periods compared to financial income of approximately $ 2 thousand and financial expenses of approximately $ 5 thousand in the corresponding periods of last year, respectively, with no material changes. Financial income for 2009 and 2010 derived mainly from interest on bank deposits less bank expenses and commissions.

Taxes on income

The Company had no tax expenses (income) in the nine and three months ended September 30, 2010 nor in the corresponding periods of last year.

Net income (loss) for the period

Loss in the nine and three months ended September 30, 2010 totaled approximately $ 942 thousand and $ 290 thousand, respectively, compared to net income of approximately $ 2,875 thousand and $ 9 thousand in the corresponding periods of last year. The change is basically explained by reverse of expenses (decrease of expenses) from previous years in a total of approximately $ 4.1 million, which was recorded in the first half of 2009 in respect of the options of the former chairman and former CEO of the Company following the non-fulfillment of the option terms and their forfeiture after their departure, which led to offsetting current general and administrative expenses and recording a gain (see also explanation in the item on general and administrative expenses above). The operating results in the first nine months of 2009 after the neutralization of the effect of the reversal of the options amount to a loss of approximately $ 1,226 thousand compared to a loss of approximately $ 942 thousand in the first nine months of 2010. The change arises from reducing current expenses and general streamlining measures expressed by downsizing in keeping with the reorganization plan effected by the Company at the end of 2008, as explained above.

Basic and diluted loss per share in the nine and three months ended September 30, 2010 amounted to $ 0.011 and $ 0.002, respectively, compared to basic and diluted earnings per share of approximately $ 0.049 and less than $ 0.001 in the corresponding periods of last year, respectively (see also the item on general and administrative expenses above regarding the reversal of option expenses that increased net income last year).

1.3.3	Cash flows

Cash flows used in operating activities in the nine and three months ended September 30, 2010 totaled approximately $ 453 thousand and $ 209 thousand, respectively, compared to cash flows used in operating activities of approximately $ 2,260 thousand and $ 235 thousand in the corresponding periods of last year, respectively. The main decrease in the negative flow is a result of discontinuing the development activity of the Bicifadine drug (see section 1.3.2 above), cutting down operating expenses and downsizing personnel and facilities in keeping with the reorganization plan effected by the Company at the end of 2008, immediately after announcing the failure to achieve the Bicifadine drug clinical trial endpoints (see Note 1 to the financial statements).

Cash flows used in investing activities in the nine and three months ended September 30, 2010 totaled approximately $ 55 thousand and $ 24 thousand, respectively, compared to cash flows used in investing activities of approximately $ 24 thousand in the corresponding periods of last year. The decrease in cash from investing activities in the period derived from costs in connection with the Bio-Gal transaction less decrease in restricted deposits. Cash used in investing activities of approximately $ 24 thousand in the corresponding periods of last year also derived from costs in connection with the Bio-Gal transaction less decrease in restricted deposits.

Cash flows provided from financing activities in the nine and three months ended September 30, 2010 totaled approximately $ 1,473 thousand in both periods and they derived from the closing of the Bio-Gal transaction under which the Group received that amount. The Company did not use/provide cash flows from financing activities in the corresponding periods of last year.

1.3.4	Going concern warning

The financial statements as of September 30, 2010 include the following going concern warning:

”Without qualifying our conclusion above, we draw your attention to note 1(c) of the financial statements which discusses the Bio-Gal transaction that was completed on August 3, under which the group received approximately 1.5 million dollars. Upon completion of the transaction, the company commenced preparations to implement the development program of the recombinant EPO drug for the treatment of Multiple Myeloma cancer patients. However, since the Company has no revenues from operations, the Company’s ability to continue operating will require obtaining additional financial resources. Since there is no certainty regarding such fundraising, there is substantial doubt regarding the Company's ability to continue operating as a “going concern”. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern””.

For more details, see Note 1c to the financial statements.

1.3.5	Financing resources

The Group finances its activity using shareholders' equity and suppliers' credit. As of September 30, 2010, the Group's balance of cash and cash equivalents amounted to approximately $ 1,377 thousand and balances of long-term deposits amounted to approximately $ 20 thousand.

2.	PART 2 - EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

2.1	Exposure to market risks and their management

a.	Responsibility for market risk management of the Group - the officer responsible for market risk management of the Group is Mr. Ronen Twito, the CFO of the Company.

b.
Description of the market risks the Company is exposed to – the Group is exposed to a variety of market risks in its way of doing business, including exchange rates of the NIS compared to the US dollar as the functional currency of the Company is US dollar and most of the expenses of the Company are in US dollar; and the effect of the crisis in the financial markets.

c.
The Company's market risk management policy – on November 24, 2010, the Group's Board has adopted a resolution that the market risk management will be conducted so that at any given time the Company's currency will be in US dollar, except the amount required for NIS payments in the next three months.

d.
The supervision on risk management policy – the Group identifies and assesses its main risks. Financial risk management is done by the Group in accordance to the approved policy by the Board and management of the Company.

2.1.1	Exchange rate risk

The majority of the Company's expenses are denominated in U.S. dollars against which the Company holds its available cash in U.S. dollars or linked thereto. Nevertheless, some of the Company's expenses are denominated in NIS, which exposes the Company to changes in the exchange rate of the NIS in relation to the U.S. dollar. The Company acts to minimize the currency risk by holding part of its available cash in NIS up to the amount of NIS liabilities in accordance with the Company's management estimate as to the expected NIS liabilities in the three coming months.

In order to hedge itself against economic exposure, which does not contradict the accounting exposure, the Company holds substantially all of its current assets in foreign currency balances or linked thereto.

2.1.2	Risks arising from changes in the economic environment and the global financial crisis

The Company's management estimates that the global financial crisis may have a negative impact on the Group's ability to raise funds in order to continue its activity as required (see Note 1c to the financial statements).

The Company's investment policy is to invest only in bank deposits and, accordingly, it is not exposed to changes in the market prices of quoted securities.

Currently the Company has no sales and it does not expect sales in the foreseeable future. Likewise, the Company's management estimates that the future market for the products being developed by it is in relatively fixed demand level since an incurable disease is being dealt with and, accordingly, the future exposure to changes in the economic environment is low compared to other medical products.

2.2	Linkage basis report

Linkage basis of balance sheet items as of September 30, 2010:

	U.S.$	NIS	Other currencies	Non-monetary	Total
Assets:			$000

Cash and cash equivalents	1,170	204	3	-	1,377
Accounts receivable	-	13	-	6	19
Restricted deposits (long-term)	-	20	-	-	20

	1,170	237	3	6	1,416
Liabilities:

Trade payables	168	32	-	-	200
Other accounts payable	391	296	-	-	687

	559	328	-	-	887

Monetary assets less monetary liabilities	611	(91)	3	6	529

Linkage basis of balance sheet items as of September 30, 2009:

	U.S.$	NIS	Other currencies	Non-monetary	Total
Assets:			$000

Cash and cash equivalents	609	29	2	-	640
Accounts receivable	6	14	-	-	20
Income taxes receivable	49	-	-	-	49
Restricted deposits	40	-	-	-	40

	704	43	2	-	749
Liabilities:

Trade payables	176	45	7	-	228
Other accounts payable	405	-	-	-	405

	581	45	7	-	633

Monetary assets less monetary liabilities	123	(2)	(5)	-	116

2.3	Sensitivity analysis

Reporting on the exposure to financial risks:

Sensitivity to changes in the exchange rate of the U.S. dollar in relation to the NIS:

	Gain (loss) from changes		Fair value at	Gain (loss) from changes
	+ 10%	+ 5%	30.9.2010	- 5%	- 10%

Cash and cash equivalents	20	10	204	(10)	(20)
Accounts receivable	1	1	13	(1)	(1)
Restricted deposits (long-term)	2	1	20	(1)	(2)
Trade payables	(3)	(2)	(32)	2	3
Other accounts payable	(30)	(15)	(296)	15	30

Exposure in the linkage balance sheet	(10)	(5)	(91)	5	10

2.4	Effectiveness of internal control over financial reporting and disclosure

On November 24, 2009, the Israeli Parliament's Finance Committee approved the proposal of the Israeli Securities Authority to adopt regulations dealing with a corporation's system of internal control over financial reporting and disclosure that will provide reasonable assurance that the financial statements are adequate and comply with the provisions of the law (Israeli Securities Regulations (Periodic and Immediate Reports) (Amendment No. 3), 2009 ("the Amendment")). The Amendment was published in the records in December 2009.

Said provisions are effective from the periodic report as of December 31, 2010 ("the Effective Date"). Despite the aforesaid, in accordance with the provisions of the Amendment, in the period from the date of the publication of the Amendment through the Effective Date, a directors' report will include details of the company's preparation stages and progress in adopting the Amendment's provisions ("the project adoption").

Disclosure of steps taken by the Company in preparing for the project adoption from the date of the publication of the Amendment through the date of this report:

a.	As part of the preparation, Mr. Ronen Twito, the Company's CFO, was appointed as the person in charge of the project adoption in the Company.

b.
In the context of the screening process and in order to determine the processes and identify the material business risks in the Company, the Company prepared an evaluation weighting both quantitative and qualitative factors. Quantitative considerations included assigning a relative weight to each monetary balance and movement in the financial statements as issued by the Company in relation to total relevant balances or movements in the financial statements. The qualitative considerations consisted, among other things, of the complexity of the accounting process involving the financial reporting, the complexity of the IT systems supporting the business process, entity-wide risks, the effects of outside factors, the Company's activity or inactivity in certain areas etc.

With the completion of the Bio-Gal transaction on August 3, 2010, the Company conducted an additional examination of the significant items and identified five control processes that are material to financial reporting and disclosure as follows:

1.	Entity-level controls (ELC)
2.	Financial statement close process
3.	IT general controls (ITGCs)
4.	Other assets
5.	Equity

The steps taken by the Company through the date of these financial statements:

a.	Internal control risk assessment process consisting of documenting the business processes and existing internal controls over financial reporting and disclosure.

b.	Analyzing existing gaps in the planning of internal control over financial reporting and disclosure.

The Company is pursuing these measures in order to prepare for compliance with the 2010 milestones as defined in the regulations.

3.	PART 3 - CORPORATE GOVERNANCE ASPECTS

3.1	The Company's board of directors

1.	In the reported period, ten meetings of the board of directors were held and five meetings of the audit committee.

2.	The Company did not adopt in its articles of association the provisions regarding the service of independent directors.

4.	PART 4 - THE CORPORATION'S FINANCIAL REPORTING

4.1	Disclosure of the financial statement approval process

The Company's board of directors is the agent responsible for the entity-level controls in the Company and it is the agent that discusses the financial statements and approves them, after members of the board of directors receive the draft financial statements several days before the meeting. The Company's practice is to discuss the financial statements by the audit committee and to transfer its recommendation to the board of directors.

At the board of directors' meeting, Mr. David Grossman, the CEO, and Mr. Ronen Twito, the CFO, review in a detailed manner the key points of the financial statements, including significant transactions that were or will be carried out and all the changes that occurred in the Company during the reported period compared to corresponding periods. In this framework, a discussion is held, attended by the CEO, the CFO and the auditors during which the members of the board of directors raise questions regarding to the financial statements.

At the end of the discussion, after it was made clear that the financial statements reflect properly the financial condition of the Company and its operating results, the board of directors approves the financial statements.

On November 24, 2010, the Company's board of directors approved the Company's financial statements as of September 30, 2010 in the presence of the following directors: Mr. Amit Yonay (chairman of the board of directors), Ms. Dafna Cohen, Mr. Jaron Diament, Mr. Marc Allouche and Mr. David Grossman after the audit committee has reviewed the financial statements and submitted its recommendations to the board of directors' plenum prior to said meeting.

*)           Mr. Amit Yonay attended the meeting by a telephone conversation.

November 24, 2010
Date	Amit Yonay, Chairman of the Board	David Grossman, CEO and Director

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF SEPTEMBER 30, 2010

UNAUDITED

INDEX

Page

Auditors' Review Report	2

Condensed Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	3

Statements of Comprehensive Income (Loss)	4

Statements of Changes in Equity (Equity deficit)	5-6

Statements of Cash Flows	7 - 8

Notes to the Condensed Consolidated Financial Statements	9 - 14

- - - - - - - - - - - -

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

Auditors' review report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying financial information of XTL Biopharmaceuticals Ltd and its subsidiaries (hereafter - the group), which includes the condensed consolidated statement of financial position as of September 30, 2010 and the related condensed consolidated statement of comprehensive income (loss), changes in shareholders' equity, and cash flows for the nine and three-month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting", and they are also responsible to draw up interim financial information based on Chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is said in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our conclusion above, we draw your attention to note 1(c) of the financial statements which discusses the Bio-Gal transaction that was completed on August 3, under which the group received approximately 1.5 million dollars. Upon completion of the transaction, the company commenced preparations to implement the development program of the recombinant EPO drug for the treatment of Multiple Myeloma cancer patients. However, since the Company has no revenues from operations, the Company’s ability to continue operating will require obtaining additional financial resources. Since there is no certainty regarding such fundraising, there is substantial doubt regarding the Company's ability to continue operating as a “going concern”. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”.

Tel-Aviv, Israel	Kesselman & Kesselman
November 24, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,377	640	412
Accounts receivable	19	20	33
Income taxes receivable	-	49	72
Restricted deposits	-	40	40

	1,396	749	557

NON-CURRENT ASSETS:
Restricted deposits	20	-	-
Fixed assets, net	15	29	23
Intangible assets	2,564	-	-
Other investments	-	95	135

	2,599	124	158

Total assets	3,995	873	715

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	200	228	192
Other accounts payable	687	405	516

	887	633	708

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	4,990	1,445	1,445
Share premium	139,979	139,786	139,786
Accumulated deficit	(141,861)	(140,991)	(141,224)

Total equity	3,108	240	7

Total liabilities and equity	3,995	873	715

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: November 24, 2010.

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine months ended September 30,		Three months ended September 30,			Year ended December 31,
	2010	2009	2010	2009		2009
	Unaudited		Unaudited			Audited
	U.S. dollars in thousands (except per share data)

General and administrative expenses (income)	948	*(2,729)	296	130		*(2,429)
Other gains (losses), net	-	144	-	144		139

Operating income (loss)	(948)	2,873	(296)	14		2,568

Finance income	11	10	9	-		6
Finance costs	5	8	3	5		10

Finance income (costs), net	6	2	6	(5)		(4)

Income (loss) before taxes on income	(942)	2,875	(290)	9		2,564
Tax benefit	-	-	-	-		23

Net income (loss) for the period	(942)	2,875	(290)	9		2,587

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.011)	0.049	(0.002)	**	)	0.044

* During 2009 a deduction of general and administrative expenses in amount of approximately $4.1 million was recorded due to forfeiture of performance-related options that were granted to the former chairman of the board and the former CEO.

** Less than USD 0.001

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

	Nine months ended September 30, 2010
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2010 (audited)	1,445	139,786	(141,224)	7

Loss for the period	-	-	(942)	(942)
Issue of ordinary shares (see note 1b)	3,545	193	-	3,738
Share-based payment to employees and others	-	-	305	305

Balance at September 30, 2010 (unaudited)	4,990	139,979	(141,861)	3,108

	Nine months ended September 30, 2009
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2009 (audited)	1,445	139,786	(139,757)	1,474

Income for the period	-	-	2,875	2,875
Share-based payment to employees and others	-	-	(4,235)	(4,235)
Transfer to equity for liability for share appreciation rights			126	126

Balance at June 30, 2009 (unaudited)	1,445	139,786	(140,991)	240

	Three months ended September 30, 2010
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at July 1, 2010 (unaudited)	1,445	139,786	(141,721)	(490)

Loss for the period	-	-	(290)	(290)
Issue of ordinary shares (see note 1b)	3,545	193	-	3,738
Share-based payment to employees and others	-	-	150	150

Balance at September 30, 2010 (unaudited)	4,990	139,979	(141,861)	3,108

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

	Three months ended September 30, 2009
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at July 1, 2009 (unaudited)	1,445	139,786	(141,170)	61

Income for the period	-	-	9	9
Share-based payment to employees and others	-	-	44	44
Transfer to equity for liability for share appreciation rights	-	-	126	126

Balance at September 30, 2009 (unaudited)	1,445	139,786	(140,991)	240

	Year ended December 31, 2009
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2009 (audited)	1,445	139,786	(139,757)	1,474

Income for the year	-	-	2,587	2,587
Share-based payment to employees and others	-	-	(4,180)	(4,180)
Transfer to equity for liability for share appreciation rights	-	-	126	126

Balance at December 31, 2009 (audited)	1,445	139,786	(141,224)	7

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the period	(942)	2,875	(290)	9	2,587
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	489	(5,135)	81	(244)	(5,075)

Net cash used in operating activities	(453)	(2,260)	(209)	(235)	(2,488)

Cash flows from investing activities:

Decrease in restricted deposit	20	31	20	31	31
Other investments	(75)	(55)	(44)	(55)	(55)

Net cash used in investing activities	(55)	(24)	(24)	(24)	(24)

Cash flows from financing activities:

Issue of ordinary shares in Bio-Gal transaction (see note 1b)	1,473	-	1,473	-	-

Net cash provided by financing activity	1,473	-	1,473	-	-

Increase (decrease) in cash and cash equivalents	965	(2,284)	1,240	(259)	(2,512)
Cash and cash equivalents at the beginning of the period	412	2,924	137	899	2,924

Cash and cash equivalents at the end of the period	1,377	640	1,377	640	412

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2010	2009	2010	2009	2009
		Unaudited		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	16	12	10	3	13
	Loss on sale of fixed assets	-	-	-	-	5
	Amounts recognized for options granted to employees and others	185	(4,235)	30	44	(4,180)
	Change in employee benefit liabilities, net	-	(435)	-	-	(435)
	Change in liability for share appreciation rights	-	119	-	(52)	119

		201	(4,539)	40	(5)	(4,478)
	Changes in operating asset and liability items:

	Decrease in accounts receivable and income taxes receivable	86	285	-	114	249
	Increase (decrease) in other accounts payable	194	(653)	(2)	(372)	(542)
	Increase (decrease) in trade payables	8	(228)	43	19	(304)

		288	(596)	41	(239)	(597)

		489	(5,135)	81	(244)	(5,075)
(b)	Additional information on cash flows from operating activities:

	Interest received	1	3	1	-	3

	Refund of taxes on income	72	-	-	-	-

(c)	Non-cash transactions:

1.
Investment in deferred charges in connection with the Bio-Gal transaction (see Note 1b) for the nine and three months ended September 30, 2010 in the amount of approximately $ 44 thousand and $ 8 thousand, respectively, were recorded in "other investments" and "intangible assets".

2.	Purchase of an intangible asset with total fair value of $ 2,265 thousand as consideration for the issuance of the Company's shares under the Bio-Gal transaction (see Note 1b).

3.	Purchase of an exclusive right to examine a medical technology in the field of the immune system for a 15-month period with value of $ 120 thousand against equity (see Note 4d).

The accompanying notes are an integral part of the condensed financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing therapies and business entrepreneurship in the medical realm. The Company was incorporated under the Israeli Companies Ordinance on March 9, 1993. The Company owns 100% of Xtepo Ltd. ("Xtepo") and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

As of the date of the approval of these financial statements, the Company has commenced the preparations for adopting the recombinant EPO drug Phase 2 clinical trial development plan designed to treat cancer patients with multiple myeloma (see also b).

Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. privately-held biotechnology company.

The following are the Company's subsidiaries:

Xtepo - an Israeli privately-held company incorporated in November 2009 by Bio-Gal Ltd.'s shareholders for the execution of the Bio-Gal transaction and which holds the exclusive license to use a patent of recombinant EPO drug for multiple myeloma (see Note 1b).

XTL Inc. was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine"). On November 18, 2008, the Group announced that the Phase 2b clinical trial of Bicifadine failed to meet its endpoints and, as a result, the Group ceased its development.

The Company and the subsidiaries ("the Group") operate in one business segment.

The Company is a public company traded on the Tel-Aviv Stock Exchange and our American Depositary Receipts (ADRs) are quoted on the Pink Sheets under the symbol "XTLBY.PK", with each ADR representing two NIS 0.1 par value ordinary shares.

b.
On December 31, 2009, the Company amended the original Bio-Gal agreement from March 18, 2009 to acquire 100% of the shares of Xtepo whom the license for the use of the patent for recombinant EPO drug for Multiple Myeloma will be assigned and who will have an amount of approximately $ 1.5 million in its account, by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. In addition, an amendment to the agreement determines that Bio-Gal will not be entitled to the additional payment of $ 10 million, as determined in the original transaction outline.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

The Company is also obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a Phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of either events:

(i)	Raising at least $ 2 million by the Company or Xtepo after a successful completion of a Phase 2 clinical trial
(ii)	Six months after the completion of a Phase 2 clinical trial.

On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among other things, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to Articles 104b(f), 103c and 103t to the Income Tax Ordinance (Revised), 1961.

The agreement with the Tax Authority was signed on July 15, 2010, based on understandings reached with the Tax Authority which was approved by the Company, Xtepo, Bio-Gal and their shareholders. Below is a summary of the principal conditions for the transfer of the asset and the share swap:

1.
The balance of the Company's business losses and capital losses for tax purposes was reduced to approximately NIS 80 million (approximately $ 22 million) and approximately NIS 0.7 million (approximately $ 0.19 million), respectively. This item is not to derogate from the Tax Assessing Officer's authority to establish that the balance of losses is actually lower than the abovementioned amounts.

2.
Any losses incurred to the Company prior to the share swap, after their reduction as discussed in paragraph 1 above, will not be offset against any income originating from Xtepo (the transferred company) or against a capital gain from the sale of shares of Xtepo.

3.
Xtepo shareholders will not be allowed to sell their shares in the Company for a period of two years from the end of the year of completion of the transaction ("the capping period"), subject to any changes in legislation.

4.	The Company and Xtepo both undertake to maintain their main economic activity as it was prior to the transaction during the capping period.

5.	The Company will not be permitted to sell its holdings in Xtepo for the duration of the capping period.

Following the closing of the transaction, the Company recognized in its accounts an intangible asset representing the exclusive license to use a patent of recombinant EPO drug for multiple myeloma as well as all the research and accumulated know-how underlying the patent in a total of approximately $ 2,265 thousand (excluding transaction costs), based on its fair value as of the date of closing of the transaction and this based on an independent external valuation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

According to IAS 38, this asset is not systematically amortized and the Company reviews the asset for impairment once a year or more frequently if indicators show that the asset may be impaired.
In addition, following the completion of the Bio-Gal transaction, the Company’s management estimates that the Company's carryforward tax losses of the subsidiaries in the US, approximately $ 14 million as of September 30, 2010, may be limited or decreased according to local legislation dealing with change of control in a company. As mentioned in the financial statements of 2009, the Company does not recognize deferred taxes incurred by losses for tax purposes as there is no certainty of their utilization in the foreseeable future.

c.
As of September 30, 2010, the Company had accumulated losses in the amount of approximately $ 142 million. On August 3, 2010, the Company closed the Bio-Gal transaction under which the Group received approximately $ 1.5 million. As stated in a above, the Company commenced preparation to implement the development program of Phase 2 clinical trial in the recombinant EPO drug for the treatment of multiple myeloma cancer patients. However, since currently the Company has no revenues from operations, the Company's ability to continue to operate is dependent upon obtaining additional financing sources in order to implement the development plan in its entirety and to continue its operations. Since such fund raising are subject to uncertainty, there are substantial doubts about the Company's ability to continue to operate as a "going concern". The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a "going concern".

NOTE 2:-	BASIS OF PRESENTATION OF THE CONDENSED FINANCIAL STATEMENTS

The condensed consolidated financial information of the Group as of September 30, 2010 and for the interim periods of six and three months then ended ("interim financial information") has been prepared in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") and includes the additional disclosure requirements of the Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information should be read in conjunction with the annual financial statements for 2009 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and included the additional disclosure requirements of the Israeli Securities Regulations (Annual Financial Statements), 2010.

The interim financial information is reviewed but not audited.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2009, subject to the following:

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a.	The following standards, amendments to standards or interpretations are mandatory for the accounting periods beginning January 1, 2010:

1.
IAS 27 (revised), "Consolidated and Separate Financial Statements" ("IAS 27R") (effective for annual periods beginning on or after July 1, 2009). IAS 27R requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. IAS 27R also specifies the accounting when control of the entity is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognized in profit or loss. The Group will apply IAS 27R prospectively to all transactions with non-controlling interests from January 1, 2010. The application of IAS 27R has no impact on the financial statements for the nine and three months periods ended September 30, 2010.

2.
IFRS 3 (revised), "Business Combinations" ("IFRS 3") (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the statement of income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3R prospectively to all business combinations from January 1, 2010. The application of IFRS 3R has no impact on the financial statements for the nine and three months periods ended September 30, 2010.

b.
The new standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group have been disclosed in the annual financial statements of the Group for 2009. In addition to the standards and amendments mentioned above, in May 2010, the Annual IFRS Improvements for 2010 were issued, consisting of additional amendments to existing IFRSs, most of which will become compulsory for annual periods commencing on January 1, 2011 or thereafter. Further, in October 2010, an amendment to IFRS 7, "Financial Instruments: Disclosure" was published which enhances the derecognition disclosure requirements for transfer transactions of financial assets ("the amendment to IFRS 7") and which is effective for annual reporting periods beginning on or after July 1, 2011. Also an amendment to IFRS 9, "Financial Instruments" ("the amendment to IFRS 9") which is effective for annual reporting periods beginning on or after January 1, 2013 was published. The Group did not choose to early adopt the amendments to the improvements and the amendment to IFRS 7 and IFRS 9.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

NOTE 4:-	EVENTS DURING THE PERIOD

a.
In furtherance to the approval of the Company's engagement with Bio-Gal by the Company's Board on December 31, 2009, on January 14, 2010, the Company published an extraordinary private placement report for the acquisition of 100% of the shares of Xtepo Ltd. In addition, the Company convened an extraordinary general meeting of shareholders which approved said engagement on March 2, 2010 (see also Note 1b regarding completion of the transaction).

b.	Below is information about share-based payments granted during the period to directors, senior officers and to another employee:

1.
On January 18, 2010, the Company's Board approved to grant 450,000 share options to directors in the Company to purchase 450,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.298 per share. On March 2, 2010, the annual meeting of shareholders approved to grant options to the directors. Pursuant to the guidance of IFRS 2, the fair value of all share options at the date of the annual meeting of shareholders, using the Black-Scholes model was approximately $ 36 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period. After the balance sheet date, on November 22, 2010, one of the directors ceased his directorship and therefore 63,699 options that were granted to him were forfeited.

2.
On January 18, 2010, the Company's Board approved to grant 1,610,000 share options to the Company's CEO to purchase 1,610,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.075 per share. On March 2, 2010, the annual meeting of shareholders approved to grant options to the Company's CEO with approval of his employment terms, subject to the closing of Bio-Gal transaction (see 1b). Pursuant to the guidance of IFRS 2, the fair value of all share options at the date of the annual meeting of shareholders, using the Black-Scholes model was approximately $ 133 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period from the grant date.

3.
On January 26, 2010, the Company's Board approved to grant 100,000 share options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 each at an exercise price equal to NIS 0.1 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options using the Black-Scholes model was approximately $ 10 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in twelve equal quarterly tranches over a three-year period from the grant date.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2010 (UNAUDITED)

NOTE 4:-	EVENTS DURING THE PERIOD (Cont.)

4.
On August 27, 2010, the Company's board of directors approved the employment agreement of Professor Moshe Mittelman as a senior officer - Medical Director of the development plan of the recombinant EPO drug to treat multiple myeloma. It also approved the allocation of 640,000 (unregistered) stock options that are exercisable into 640,000 Ordinary shares of NIS 0.1 par value each for an exercise price of NIS 0.1 per stock option. The fair value of all the stock options based on the Black & Scholes model on the date of the board's decision is approximately $ 50 thousand. The options may be exercised during a maximum period of ten years from the date of their allocation in equal monthly installments from the record date for a period of 24 months. Upon the commencement of a Phase 2 clinical trial (first-in-man), 50% of the unvested options (until the date of the commencement of the said trial) of Prof. Mittelman shall vest immediately. In addition, upon the termination by the Company (with no cause) of the Prof. Mittelman's employment agreement, 25% of Prof. Mittelman's unvested options (until the date of the said termination) shall vest immediately.

The value of each option in the above grants is based on the following inputs: expected dividend of 0%, expected standard deviation of 160%-175%, risk-free interest rate of 3.5%-4.3% and expected life of five to six years.

Based on the track elected by the Company and on said rules, the Company is not entitled to claim as tax deductible expenses amounts carried to employee benefits, including amounts carried as salary bonuses in the Company's accounts, in respect of options granted to employees in the context of the plan, excluding any yield-based bonus component determined on the allocation date.

c.
In March 2010, the Company terminated the license agreement with DOV Pharmaceutical Inc., the patent holders of the Bicifadine drug, and all the rights under the agreement were reverted to DOV Pharmaceutical Inc. in coordination with it.

d.
On September 1, 2010, the Company and Yeda Research and Development Co. Ltd. ("Yeda") entered into a purchase agreement of an exclusive right to examine a medical technology in the field of the immune system. Under the agreement, the Company purchased this right to examine the medical technology for a 15-month period in consideration of $ 120 thousand payable at the Company's sole discretion in cash or by issuance of options with equivalent value in lieu of that payment 12 months after the date of the closing of the agreement and in any case limited to 2% of the issued and outstanding share capital of the Company on a fully diluted basis at the date of such allocation. In the event of raising by way of a prospectus to the public for more than $ 2 million, the Company is obligated to settle the payment in cash. Yeda is entitled to cancel this agreement 12 months after its closing should the Company not raise funds in a minimal amount of $ 1.5 million from any source whatsoever. Upon the Company's decision to exercise its right to attain such medical technology, it should give notice to Yeda and thereafter the Company and Yeda shall sign a license agreement according to the customary terms at Yeda less 15% of the market price for such license as customary at Yeda.

e.
On September 19, 2010, the Company received from its patent attorney a notice that the Canadian Patent Office approved the Company a patent which grants exclusive right to use the recombinant EPO drug for the treatment of multiple myeloma cancer patients until 2019 and this besides the existing patents that are registered in the territories and states of the U.S., Europe, Israel, Hong-Kong and Japan.

- - - - - - - - - - - - - - - -

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL REPORTING

AS OF SEPTEMBER 30, 2010

SEPARATE FINANCIAL INFORMATION IN ACCORDANCE WITH REGULATION 38D TO THE
ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

UNAUDITED

INDEX

Page

Auditors' Review Report	2

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Interim Consolidated Financial Information Attributable to the Company as a Parent	3

Revenues and Expenditures Included in the Interim Consolidated Financial Information Attributable to the Company as a Parent	4

Cash Flows Included in the Interim Consolidated Financial Information Attributable to the Company as a Parent	5 - 6

Selected Notes and Additional Information to the Separate Interim Financial Information	7 - 8

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Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

Special review report of the separate financial information according to regulation
38d’ of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970

Introduction

We have reviewed the accompanying interim separate financial information set forth in regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd (hereafter - the "Company"), as of September 30, 2010 and for the nine and three-month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial information is not prepared, in all material respects, in accordance with regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our conclusion above, we draw your attention to note 1(c) of the consolidated financial statements which discusses the Bio-Gal transaction that was completed on August 3, under which the group received approximately 1.5 million dollars. Upon completion of the transaction, the company commenced preparations to implement the development program of the recombinant EPO drug for the treatment of Multiple Myeloma cancer patients. However, since the Company has no revenues from operations, the Company’s ability to continue operating will require obtaining additional financial resources. Since there is no certainty regarding such fundraising, there is substantial doubt regarding the Company's ability to continue operating as a “going concern”. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”.

Tel-Aviv, Israel	Kesselman & Kesselman
November 24, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Limited

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Interim Consolidated Financial Information
Attributable to the Company as a Parent

	September 30,		December 31,
	2010	2009	2009
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	167	635	406
Accounts receivable	19	14	29
Receivables for investees	87	1,634	1,634
Restricted deposits	-	40	40

	273	2,323	2,109
NON-CURRENT ASSETS:
Restricted deposits	20	-	-
Fixed assets, net	15	24	20
Intangible assets	112	-	-
Other investments	-	95	135

	147	119	155

Net amount attributable to the owners of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information about investees	3,716	(1,761)	(1,728)

Total assets attributable to the Company as a parent	4,136	681	536

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	133	93	88
Payables for investees	255	-	-
Other accounts payable	640	348	441

	1,028	441	529

EQUITY ATTRIBUTABLE OWNERS OF THE COMPANY:
Ordinary share capital	4,990	1,445	1,445
Share premium	139,979	139,786	139,786
Accumulated deficit	(141,861)	(140,991)	(141,224)

Total equity	3,108	240	7

Total liabilities and equity attributable to the Company as a parent	4,136	681	536

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: November 24, 2010.

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Revenues and Expenditures Included in the Interim Consolidated Financial Information
Attributable to the Company as a Parent

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands (except per share data)

General and administrative expenses	933	(1,675)	251	212	(1,363)
Other gains, net	-	144	-	144	140

Operating income (loss)	(933)	1,819	(251)	(68)	1,503

Finance income	2	10	-	(4)	6
Finance costs	5	6	3	2	7

Finance income (costs), net	(3)	4	(3)	(6)	(1)

Income (loss) after finance income (costs)	(936)	1,823	(254)	(74)	1,502
Net amount attributable to equity holders of the parent of total revenues less total expenditures that reflect operating results of investees in the condensed consolidated statements	(6)	1,052	(36)	83	1,085

Income (loss) for the period attributable to the Company as a parent	(942)	2,875	(290)	9	2,587

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Interim Consolidated Financial Information
Attributable to the Company as a Parent

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited		Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the period attributable to equity holders of the Company	(942)	2,875	(290)	9	2,587
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	481	(5,006)	112	(218)	(4,947)
Net cash flows from operating activities relating to transactions with investees	277	483	235	-	483

Net cash generated from (used in) operating activities	(184)	(1,648)	57	(209)	(1,877)

Cash flows from investing activities:

Decrease in restricted deposit	20	31	20	31	31
Other investments	(75)	(55)	(44)	(55)	(55)

Net cash used in investing activities	(55)	(24)	(24)	(24)	(24)

Increase (decrease) in cash and cash equivalents	(239)	(1,672)	33	(233)	(1,901)
Cash and cash equivalents at the beginning of the period	406	2,307	134	868	2,307

Cash and cash equivalents at the end of the period	167	635	167	635	406

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Interim Consolidated Financial Information
Attributable to the Company as a Parent

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2010	2009	2010	2009	2009
		Unaudited		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	13	8	9	2	8
	Loss on sale of fixed assets	-	-	-	-	4
	Share-based payment transactions	185	(4,235)	30	44	(4,180)
	Change in employee benefit liabilities, net	-	12	-	-	12
	Net amount attributable to equity holders of the parent of total revenues less total expenditures that reflect operating results of investees in the condensed consolidated statements	6	(1,052)	36	(83)	(1,085)
	Change in liability for share appreciation rights	-	119	-	(52)	119

		204	(5,148)	75	(89)	(5,122)
	Changes in operating asset and liability items:

	Decrease in accounts receivable and income taxes receivable	10	126	-	45	111
	Increase (decrease) in trade payables	45	(9)	43	(65)	(54)
	Increase (decrease) in other accounts payable	222	25	(6)	(109)	118

		277	142	37	(129)	175

		481	(5,006)	112	(218)	(4,947)
(b)	Non-cash transactions:

1.
Investment in deferred charges in connection with the Bio-Gal transaction (see Note 1b) for the nine and three months ended September 30, 2010 in the amount of approximately $ 44 thousand and $ 8 thousand, respectively, were recorded in "other investments" and "intangible assets".

2.
Purchase of Xtepo Ltd. ("Xtepo") with value of $ 3,738 thousand as consideration for the issuance of the Company's shares under the Bio-Gal transaction (see Note 1b to the consolidated financial statements).

3.
Purchase of an exclusive right to examine a medical technology in the field of the immune system for a 15-month period with value of $ 120 thousand against equity (see Note 4d to the consolidated financial statements).

The accompanying notes and additional information are an integral part of the condensed financial data.

XTL BIOPHARMACEUTICALS LTD.

Selected Notes and Additional Information to the Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

NOTE 1:-	BASIS OF PREPARATION OF THE SEPARATE FINANCIAL INFORMATION IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate financial information	-	separate interim financial information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate financial information are as these terms are defined in the condensed consolidated financial information of the Company as of September 30, 2010 and for the nine and three months periods then ended ("condensed interim consolidated statements").

Investee	-	subsidiary

Intragroup transaction	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated statements

b.	The principles of preparation of the separate financial information:

The separate interim financial information has been prepared in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations"). Accordingly, financial data of the interim consolidated statements of the corporation as stated in Regulation 9C to the Periodic Report Regulations ("Regulation 9C"), with the obligated changes, will be disclosed in the interim statement along with the auditors' review report.

Accordingly, the separate interim financial information comprises financial data of the condensed consolidated financial information of the Company as of September 30, 2010 and for the nine and three months periods then ended ("condensed interim consolidated financial information") attributable to the Company as the parent.

This separate interim financial information should be read in conjunction with the separate financial information of the Company as of December 31, 2009 and for each of the three years in the period then ended ("the Company's separate financial information for 2009") and the accompanying notes which have been prepared in accordance with Regulation 9C to the Periodic Report Regulations, as well as particulars specified in the Tenth Addendum to these Regulations and subject to the clarifications specified in the "Clarification Regarding the Separate Financial Statement of the Corporation" which was published on the website of the Israeli Securities Authority on January 24, 2010 and which address how to apply said Regulation and Addendum ("IAS Staff Clarification").

The significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information are consistent with those followed in the preparation of the Company's separate financial information for 2009 as elaborated therein.

XTL BIOPHARMACEUTICALS LTD.

Selected Notes and Additional Information to the Separate Interim Financial Information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

NOTE 1:-	BASIS OF PREPARATION OF THE SEPARATE INTERIM FINANCIAL INFORMATION IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

The interim financial information is reviewed but not audited.

The separate interim financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27, "Consolidated and Separate Financial Statements" in particular and it does not constitute interim financial information prepared in accordance with IAS 34, "Interim Financial Reporting".

Nonetheless, the accounting policy specified in Note 3 to the condensed interim consolidated financial information regarding the significant accounting policies and the method by which the financial data were classified in the condensed interim consolidated financial statements were applied for the purpose of presenting the separate interim financial information and this with the obligated changes resulting from the above regarding the significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information.

c.	As for the issue of going concern - see Note 1c to the condensed consolidated financial information for interim period as of September 30, 2010.

NOTE 2:-	RELATIONS, ENGAGEMENTS, LOANS, MATERIAL INVESTMENTS AND TRANSACTIONS BETWEEN THE COMPANY AND ITS INVESTEES

In May 2010, the Company invested, by way of contribution to capital, a current intercompany balance in amount of approximately $ 1.5 million with XTL Inc., a fully owned subsidiary.

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